FILED BY IDT CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ITXC CORP.

COMMISSION FILE NO.: 000-26739

IDT TERMINATES PREVIOUSLY ANNOUNCED PROPOSAL TO ACQUIRE ITXC CORP;

IDT AND ITXC AGREE TO DISCUSSIONS.

NEWARK, NJ, May 1, 2003—IDT Corporation (NYSE: IDT, IDT.C) today announced that it has terminated its proposal to acquire all outstanding shares of ITXC Corp. (NASDAQ: ITXC). Pursuant to the terms of an agreement entered into with ITXC, IDT will not take any action to acquire the shares of ITXC for the next thirty days without ITXC’s consent, and the parties will enter into discussions. IDT makes no assurances that any agreement between the parties will be reached, or that any future offers will be made.

IDT Corporation, through its IDT Telecom, Inc. subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to its retail and wholesale customers worldwide. IDT Telecom, by means of its own national telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance telephony and prepaid calling cards. IDT and Liberty Media Corporation own 95% and 5% of IDT Telecom, respectively. IDT Media, Inc. is the IDT subsidiary principally responsible for the Company’s initiatives in media, new video technologies and print media. Winstar Holdings, LLC is the IDT subsidiary through which we provide broadband and telephony services to commercial and governmental customers through a fixed-wireless and fiber infrastructure. In December 2002, we announced that the services offered by Winstar would begin to be offered under the name “IDT Solutions.” Net2Phone, Inc., which we reconsolidated effective August 1, 2002, is a leading provider of high-quality global retail Voice over IP services, either directly or via a partner.

IDT Corporation common shares trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C. As of March 13, 2003, there were about 54.4 million shares of Class B common stock (IDT) outstanding, and about 25.1 million shares of common stock (IDT.C). Of these, approximately 4.0 million shares of Class B common stock and approximately 5.4 million shares of common stock were held by IDT Corporation.

Contact:	Gil Nielsen, IDT Corporation 973-438-4002 or 973-438-3553